[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

February 24, 2014

Re:	New Residential Investment Corp.
Amendment No. 5 to Registration Statement on Form S-11
Filed January 23, 2014
File No. 333-191300

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated February 7, 2014 (the “Comment Letter”), relating to Amendment No. 5 to the Company’s Registration Statement on Form S-11 that was filed on January 23, 2014 (as amended, the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 6 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the January 23, 2014 filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

General

1.	We note the link on your website to the PDF entitled “New Residential Investment Corp., Investor Presentation – December 2013.” Please provide us an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act.

The posting of the referenced presentation on the Company’s website (the “Presentation”) represents the regular release of factual business information and forward-looking information. Accordingly, under the safe harbor provided by Rule 168 under the Securities Act of 1933, as amended (the “Securities Act”), the Presentation is not a “prospectus” and is exempt from the prohibition in Section 5(c) of the Securities Act. On December 18, 2013, the Company issued a press release announcing that it and other third-party co-investors agreed to acquire approximately $3.2 billion of servicing advances from Nationstar Mortgage LLC (the “Servicing Advances Transaction”). The Servicing Advances Transaction was a material transaction for the Company. In connection with this announcement and on the same day as the press release, the Company also posted the Presentation to its website to provide additional information about the Servicing Advances Transaction to existing equity investors. The press release directed investors who wanted additional information to the Presentation and the Company’s website. All of the information included in the presentation is either factual business information under clause (b)(1)(i) of Rule 168 or forward-looking information under clause (b)(2)(i) of Rule 168. The Presentation includes information about the transaction and a general description of servicing advances in an effort to help the market better understand the asset the Company purchased. In addition, the presentation includes certain information about the Company’s expected returns on its investment in the servicing advances.

Set forth below is a detailed analysis regarding (i) the Company’s eligibility to avail itself of the Rule 168 safe harbor and (ii) the satisfaction of the conditions in Rule 168 with regard to the Presentation.

Eligibility for Rule 168

Under Rule 168(a), an issuer is eligible to avail itself of the safe harbor only if the issuer is required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or certain foreign private issuers. The Company is eligible to avail itself of the safe harbor because its common stock is registered pursuant to Section 12(b) of the Exchange Act and, therefore, is required to file reports pursuant to section 13 of the Exchange Act.

Satisfaction of Conditions in Rule 168

Under Rule 168(a), the regular release by an issuer of communications containing factual business information or forward-looking information is deemed not to constitute an offer to sell a security which is the subject of an offering pursuant to a registration statement filed by the issuer if the three conditions set forth in Rule 168(d) are satisfied:

1.	The issuer has previously released or disseminated factual business or forward-looking information in the ordinary course of its business, and

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

2.	The timing, manner and form in which the information is release or disseminated is consistent in material respects with similar past releases or disseminations, and

3.	The issuer is not an investment company or a business development company under the Investment Company Act of 1940.

In addition, under Rule 168(c), the communication must not contain information about the registered offering or be released or disseminated as part of the offering activities in the registered offering.

As discussed in detail below, the Company and the circumstances around the release of the Presentation satisfy each of these conditions.

First, the Company regularly releases investor presentations disclosing factual business and forward-looking information in the ordinary course of its business. Since April 2013, the Company posted five other investor presentations to its website. The Company posts presentations to provide periodic updates about its financial performance and the performance of its assets. The presentations typically include forward-looking statements about the Company’s expected returns on its various investments. The Company also posts presentations in connection with announcing material transactions. For example, in April and May 2013, the Company posted two presentations relating to its spin-off from Newcastle Investment Corp. (“Newcastle”). Furthermore, prior to the spin-off, Newcastle released four presentations in 2012 related to the Company’s investments in Excess MSRs. Thus, the Company has a track record of releasing this particular type of information consistent with Rule 168.

Second, the timing, manner and form of the release and dissemination of the Presentation are consistent in material respects with similar communications released by the Company in the past. The Presentation was released concurrently with the Company’s issuance of a press release announcing the transaction. The Presentation was disseminated by means of a reference to the Presentation in the press release and its availability on the Company’s website, and by posting the Presentation on the Company’s website. The form of the Presentation is a set of slides summarizing management’s views of the transaction. Each of these aspects of the Presentation is consistent with prior communications made by the Company in connection with its spin-off from Newcastle in April and May 2013 (although the press releases were issued by Newcastle, since the related presentations were issued prior to the completion of the spin-off).

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

Third, the Company is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

Finally, the Presentation (i) does not contain information about the registered offering and (ii) was not released or disseminated as part of the offering activities in the registered offering. The purpose of the Presentation was to inform the market about a material corporate development, consistent with the Company’s past practice with respect to public communications.

Furthermore, the Company respectfully submits that the Presentation does not constitute an offer under Section 2(a)(3) of the Securities Act. Under general securities law principles and the Staff’s long-standing interpretive guidance, the regular release of material information in the ordinary course is not an offer. The Staff has long recognized the value of, and the obligation of reporting issuers to release, ongoing communications into the market. As described in more detail above, the presentation was posted the same day as the Company announced the transaction in a press release. The Presentation was disseminated simply to provide information to the market about a material corporate transaction, does not discuss the proposed offering and was not issued with the intent of conditioning the market for the proposed offering.

2.	We note the presentation on your website entitled “New Residential Investment Corp., Investor Presentation – December 2013.” On pages 7 and 10 of the presentation, you state that you expect the investment to generate a “stable 14% return” with upside. Please provide a reasonable basis for this statement. In addition, we note your statement on page 10 of the presentation that New Residential should trade at a “tighter dividend yield.” Please explain to us this description in greater detail.

The basis for the Company’s statement that the servicer advance investment is expected to generate a stable 14% return (the “Targeted Return”) with upside is that the Company’s base case estimate indicates that only a portion of Net Collections (namely, the Retained Amount) will be required to achieve the Targeted Return, while the investment is structured so that all Net Collections are available to achieve the Targeted Return. As a result, the Company expects the investment to generate at least the Targeted Return if actual Net Collections are within a reasonable range of the base case estimate. Meanwhile, the actual returns generated by the investment could exceed the Targeted Return, and generate “upside,” if actual Net Collections are consistent with or greater than the Company’s current estimates or if advance balances or financing costs are lower than estimated, because the Company is entitled to retain a portion of Net Collections in excess of the amount required to achieve the Targeted Return. The assumptions underlying the Company’s base case with respect to the rate of decline of the advance balance and related UPB are consistent with Nationstar’s historical performance as adjusted for differences in the characteristics of the loan pools associated with the advances as compared to other Nationstar portfolios. The Company believes these assumptions are reasonable.

With respect to the statement regarding dividend yield, the Company stated that it expected the transaction to result in a lower, or “tighter,” dividend yield given that (i) the Targeted Return was higher than the Company’s dividend yield prior to the announcement of the transaction, which

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

was approximately 11% (based on an annualized fourth quarter dividend of $0.175 and a pre-transaction share price of $6.45 as of the close of trading on December 17, 2013), and (ii) another market participant that focuses on investments in servicer advances trades at a lower dividend yield than the Company, which management believes is attributable to the market’s perception of servicer advances as assets with an attractive risk-adjusted, stable return. Accordingly, the Company expected the market to view the transaction favorably, which should cause an increase in the Company’s share price and a related tightening of its dividend yield.

3.	We note your disclosure on page 4 that the status of investments in servicer advances for purposes of qualifying as a REIT is uncertain. We further note that you intend to file by amendment a tax opinion related to your ability to meet the requirements for qualification and taxation as a REIT. Please provide us with a draft copy of the tax opinion, addressing your REIT status in light of your investments in servicer advances, or advise. The draft opinion should be filed as EDGAR correspondence.

The Company respectfully notes that it previously submitted a draft of the REIT tax opinion on October 9, 2013 with the filing of Amendment 1 to the Registration Statement on Form S-11. For the Staff’s convenience, attached as Annex A is the opinion that was submitted on October 9, 2013. The REIT tax opinion will not be affected by the Company’s investment in servicer advances.

Servicer Advances, page 11

4.	We note your revised disclosure on page 11 that pursuant to the purchase agreement, the buyer acquired from Nationstar the obligation to purchase future servicer advances made by Nationstar on the pools, and the right to repayment with respect to these advances. Please revise your disclosure to state the estimated amount of future servicer advances that you are obligated to purchase pursuant to this agreement. We note the disclosure on your website that you are obligated to purchase an estimated $8 billion of future servicer advances, in a presentation entitled “Acquisition of Mortgage Servicing Related Assets.” Please also disclose the basis for the amount including whether it is based on historical rates of advances by Nationstar or based on estimates from Nationstar.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 11, 95 and 134 as set forth below (see underlined text):

Pursuant to the Purchase Agreement, the Buyer agreed to purchase servicer advances on a portfolio of loans in exchange for the right to receive the basic fee component of the related MSRs. Specifically, the Buyer agreed to acquire from Nationstar:

•	the right to repayment with respect to approximately $3.3 billion of outstanding servicer advances (the “Outstanding Advances”) currently outstanding on three pools (the “Pools”) of Non-Agency mortgage loans with an aggregate UPB of approximately $55 billion as of December 31, 2013;

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

•	the obligation to purchase future servicer advances made by Nationstar on the Pools (the “Future Advances” and, together with the Outstanding Advances, the “Funded Advances”) and the right to repayment with respect to the Future Advances; and

•	the right to receive the basic fee component of the MSR on the Pools (the “Purchased Basic Fee”), which is 22.4 basis points on a weighted average basis.

We estimate that the amount of Future Advances will be approximately $7.3 billion based on both (i) our management’s estimates with respect to the Pools of (a) the credit and prepayment performance of the underlying loans, (b) the amount of advances recoverable prior to liquidation of the related collateral and (c) the percentage of the Pools with respect to which management expects not to have any additional advance obligations and (ii) Nationstar’s historical rate of making servicer advances.

5.	We note your disclosure that the Buyer acquired legal title to the basic fee component of the MSRs on the Pools in the December Transaction, but that Nationstar remains the named servicer under the related servicing agreements. It is unclear how the Buyer, your consolidated subsidiary, was able to obtain legal title to the MSRs without being named as the servicer. In this regard, we note the agreement between the Buyer and Nationstar included as Exhibit 10.1 of your Form 8-K dated December 23, 2013 which states that the MSR Transfer Date will not occur until all required consents and ratings agency letters required for a formal change of the named servicer from Nationstar to your subsidiary have been obtained. Please advise and revise your disclosure accordingly.

The Company respectfully informs the Staff that the Buyer has obtained legal title to the basic fee component of the MSR, but the Buyer has not obtained legal title to the entire MSR. If and when the MSR Transfer Date occurs, the Buyer would become the named servicer and it would continue to have legal title to the same portions of the MSR that it currently owns (the basic fee component and a portion of the Excess MSR). The Buyer will not own the entire MSR after the MSR Transfer Date because it only owns a portion of the Excess MSR.

As background, a mortgage servicing right (“MSR”) provides a mortgage servicer with a contractual right to service a pool of mortgages in exchange for payment of a portion of the interest payments made on the underlying mortgages. These payments are subdivided into two components: (i) a basic fee and (ii) an Excess MSR. The basic fee component is the amount of compensation for the performance of servicing duties, including making servicer advances, and the Excess MSR component is the amount that exceeds the basic fee component. The owner of the MSR can transfer legal title to one or both components of payments while retaining the contractual right to service the pool and collect a portion of the interest payments on behalf of the legal owners of the payments.

Neither before nor after the MSR Transfer Date is a single entity expected to have title to the entire MSR in light of the Buyer’s acquisition of the basic fee component and other transactions pursuant to which Nationstar has sold a portion of the Excess MSR. The significance of the MSR Transfer Date is that it would result in a change in the named servicer, and the entity that is the named servicer does not acquire title to the MSR by virtue of assuming such role.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

The Company has expanded its disclosure on pages 11, 95 and 134 accordingly, as set forth below (see underlined text).

While the Buyer acquired legal title to the basic fee component of the MSR on the Pools, Nationstar remains the named servicer under the related servicing agreements and will continue to perform all servicing duties for the Pools. The Buyer will not become the named servicer until all required consents and ratings agency letters required for a formal change of the named servicer have been obtained (and the Buyer has no obligation to obtain such consents and letters).

6.	We also note your disclosure on page 11 that the Buyer does not currently intend to become the named servicer under the applicable servicing agreements. However, the agreement cited above in your Form 8-K dated December 23, 2013 appears to indicate that all of the servicing rights and obligations will be transferred from Nationstar to the Buyer on the MSR Transfer Date. Please reconcile these disclosures.

The Company respectfully informs the Staff that the Buyer has the ability to control whether to seek to satisfy the conditions to the MSR Transfer Date, and the Buyer is under no obligation to do so. The Company has expanded its disclosure on page 11 accordingly, as set forth below (see underlined text).

Pursuant to the Purchase Agreement, the Buyer has the right to become the named servicer under the applicable servicing agreements upon the satisfaction of certain conditions, such as obtaining any required licenses to be a residential mortgage servicer. However, unless and until the Buyer seeks to satisfy such conditions (which it has no obligation to do) and becomes the named servicer under the applicable servicing agreements, the Buyer has no obligation to perform any servicing duties or assume any servicing-related liabilities with respect to the Pools. The Buyer does not currently intend to become the named servicer under the applicable servicing agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

Application of Critical Accounting Policies, page 78

7.

We continue to consider your response to comment 7 of our letter dated January 17, 2014. You state that you consider your investment in servicer advances, including the basic fee component of the related MSRs, as a single unit of account and a single instrument. We also note that you have certain Notes outstanding related to the servicer advances that are held in Financing Facility SPVs. Your disclosure on page 110 states that each Financing Facility SPV is the sole owner of its respective assets which includes the advances, and that the creditors of the Financing Facility SPVs have no recourse to any assets or revenues of the Buyer except in limited

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

circumstances related to breaches of representations and warranties. Thus, it appears that the servicer advances, excluding the basic fee component of the related MSRs, collateralize the Notes and are legally separated from the basic fee component of the MSRs. Please tell us what consideration you gave to this arrangement in determining your single instrument conclusion; specifically address your belief that your investment, including the basic fee component of the MSRs, has one aggregate risk and cash flow profile and why you do not consider the receivable generated from your right to the basic component of the related MSRs to be a separate instrument and asset.

The Company respectfully submits that its investment in servicer advances and the basic fee component of the related MSRs should be treated as a single unit of account for two reasons:

1.	Management views the servicer advances and basic fee as equivalent to the components of a fixed income instrument with a single risk and cash flow profile, with the basic fee representing the interest component and the advances representing the principal component; and

2.	Accounting for the assets separately would result in an inappropriate pattern of revenue recognition.

The foregoing reasons are explained in more detail below.

Single Instrument

The Company believes that the advances and basic fee should be treated as a single instrument for accounting purposes and that the financing structure does not detract from its conclusion.

As noted above, the Company views its investment in the servicer advances and the basic fee component of the related MSRs as an investment in a single instrument similar to a fixed income instrument. Specifically, the advances and the basic fee represent the principal and interest components, respectively, of a fixed income instrument. The analogy between the servicer advances and basic fee, on the one hand, and a fixed income instrument, on the other hand, is also supported by the relationship between these two components. The amount of the basic fee is correlated with the anticipated capital requirements related to the advances in the way that the interest rate on a fixed income instrument is correlated with the required return given the risk of the instrument. Although a fixed income instrument can be bifurcated into interest-only (I/O) and principal-only (P/O) components, it is still considered a single unit of account because the components are clearly and closely related. Similarly, the nature of the components and the structure of the Company’s investment results in the advances and basic fee being clearly and closely related.

In addition, the Company believes that the following three characteristics of the investment reinforce the conclusion that the advances and basic fee should be treated as a single unit of account. First, the advances and the basic fee relate to the same residential mortgage loan pools. As a result, there is a single source of cash flow underlying the advances and the basic fee. Second, the basic fee is primarily compensation for funding advances, as opposed to the performance of other servicing duties, as evidenced by the fact that the majority of the basic fee, which is approximately 22.4 basis points on a weighted average basis, is available to satisfy the Buyer’s Targeted Return, while the servicing fee paid to Nationstar for performing servicing duties other than making advances is approximately 2 basis points of the total basic fee. Third, the basic fee is the source of the potential profit on the Company’s investment since the advances are not interest bearing. The Targeted Return, which is the contractual mechanism for allocating cash flow for this investment, is based on the combined cash flows from the advances and the basic fee.

Avoiding Inappropriate Pattern of Revenue Recognition

Under a single unit of account approach, revenue (interest income) would be recognized using the effective interest method applied to the investment’s total expected cash flows: receipts from the basic fee component of the MSR, receipts from the Outstanding Advances, funding of Future Advances, and receipts from Future Advances. As such, the revenues would be recognized in correlation with the actual risks and outstanding capital of the investment over the expected six year life of the investment.

Under a bifurcated, or two-unit, approach, a portion of the purchase price would be allocated to the basic fee, and the difference between the purchase price and the amount allocated to the basic fee would be allocated to the Outstanding Advances. As a result, the purchase price allocated to these advances would be less than their par amount, and GAAP requires that the resulting discount be accreted into revenue (interest income) over the life of these advances, which is approximately nine months.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

At the same time, under a two-unit approach, no discount would be applied to Future Advances. Instead, the basic fee component of the MSR would be treated similarly to an I/O strip on the underlying loans and recognized as revenue (interest income) based upon the effective yield resulting from the expected cash flows of the pool of underlying loans (not taking into account Future Advances). The expected cash flows from the pool of underlying loans will decline over time, primarily as a result of repayments, while the outstanding advances will increase and decrease over time as required.

Under the two-unit approach, the combination of these two methods of revenue recognition would “front-load” revenue recognition with respect to the investment, with no connection between the amount of revenue recognized in a given period and the ultimate risks / outstanding capital of the investment during that period. The Company believes that this pattern of revenue recognition would be inappropriate and confusing to investors.

In addition, the Company respectfully notes that, as it has elected the fair value option for accounting, aggregating or disaggregating the servicer advances and the basic fee component of the related MSRs would have no impact on the Company’s net income.

If the Company were to change its method of accounting to the two-unit approach, the Company would expect to change its definition of Core Earnings to account for the investment on the basis of single-unit revenue recognition, since the Company believes that this method better reflects the economics of the investment and is, therefore, more helpful to investors.

Servicer Advances, page 81

8.	We note your revised disclosure on page 81, indicating that the fair value calculation is impacted by (i) the rate at which servicer advances are made and repaid, and (ii) the duration of outstanding servicer advances. Please expand upon your disclosure to state the rate at which you expect the servicer advances to be repaid and the expected duration of outstanding servicer advances or advise. We note the disclosures concerning these issues on your website in the above referenced presentation.

In response to the Staff’s comment, the Company has expanded its disclosure on page 81 as set forth below.

Servicer Advances

We account for investments in servicer advances, which include the right to receive the basic fee component of the related MSR (the “servicer advance investments”), as financial instruments, since we are not a licensed mortgage servicer. We believe servicer advance investments meet the definition of a financial instrument under ASC 825.

We have elected to account for the servicer advance investments at fair value. Accordingly, we estimate the fair value of the servicer advance investments at each reporting date and reflect changes in the fair value of the servicer advance investments as gains or losses.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

We initially recorded the servicer advance investments at the purchase price paid, which we believe reflects the value a market participant would attribute to the investments at the time of our purchase. We recognize interest income from our servicer advance investments using the interest method, with adjustments to the yield applied based upon changes in actual or expected cash flows. The servicer advances are not interest-bearing, but we accrete the effective rate of interest applied to the aggregate cash flows from the servicer advances and the basic fee component of the related MSR.

We categorize servicer advance investments under Level 3 of the GAAP hierarchy described above under “—Application of Critical Accounting Policies—Excess MSRs,” since we use internal pricing models to estimate the future cash flows related to the servicer advance investments that incorporate significant unobservable inputs and include assumptions that are inherently subjective and imprecise.

Our estimations of future cash flows include the combined cash flows of all of the components that comprise the servicer advance investments: existing advances, the requirement to purchase future advances and the right to the basic fee component of the related MSR. The factors that most significantly impact the fair value include (i) the rate at which the servicer advance balance declines, which we estimate is approximately $500 million per year on average over the term of the investment, (ii) the duration of outstanding servicer advances, which we estimate is approximately nine months on average for an advance balance at a given point in time (not taking into account new advances made with respect to the pool), and (iii) the UPB of the underlying loans with respect to which we have the obligation to make advances and the right to receive the basic fee component.

We recognize income from servicer advance investments in the form of (i) interest income, which we reflect as a component of net interest income and (ii) changes in the fair value of the servicer advances, which we reflect as a component of other income.

We remit to Nationstar a portion of the basic fee component of the MSR related to our servicer advance investments as compensation for acting as servicer, as described in more detail below under “Business—Our Portfolio—Servicer Advances—Servicing Fees.”

Our interest income is net of the servicing fee owed to Nationstar. Furthermore, we recognize the interest cost of the financing on servicer advance investments as interest expense.

Primary Components of Income, page 103

9.	We note your revised disclosure which indicates that your net income includes interest income associated with your servicer advance investments (including the basic fee component of the related MSR). Please revise to clarify that the interest income ONLY relates to the basic fee component of the MSR rather than to the entire servicer advance investment since the servicer advance component is non-interest bearing.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

The Company respectfully informs the Staff that while the servicer advance component is non-interest bearing, as previously disclosed on pages 45 and 111 and further disclosed pursuant to the response to Comment 8 above, the Company accounts for the Funded Advances and the Purchased Basic Fee as a single unit of account and is required to reflect accretion based on the effective rate of interest applied to the aggregate cash flows associated with the Funded Advances and the Purchased Basic Fee as interest income in a manner described by ASC 835-30-35.

10.	Please tell us your basis for separately recording servicing fees paid in connection with the servicer advance investments as part of general and administrative expenses rather than netted with the income earned from the basic fee component of the MSRs that are recorded as interest income. Please cite the relevant guidance and specifically address your consideration of the fact that Nationstar is the named servicer under the MSRs.

The Company respectfully informs the Staff that it considered several characteristics regarding its presentation of servicing fees paid in connection with the servicer advance investments either as part of general and administrative expenses or netted with the income earned from the servicer advances, including the basic fee component of the MSRs, that is recorded as interest income, including those described in ASC 605-45-45. While the Company believes that Nationstar exhibits certain characteristics of an agent with respect to servicing fees earned by the Company, it has revised its presentation to reflect income earned from the servicer advances, including the basic fee component of the MSRs, net of servicing fees paid in connection with the servicer advance investments since Nationstar is the named servicer under the MSRs. The Company has revised it disclosure on page 103, incorporated below for ease of reference:

Our current operations involve the acquisition and ownership of servicing related assets, RMBS, residential mortgage loans and consumer loans. The primary components of our net income under GAAP would be:

(i)	interest income on our investments in Excess MSRs;

(ii)	interest income associated with our servicer advance investments (net of servicing fees paid in connection with the servicer advance investments);

(iii)	interest income on Agency and Non-Agency RMBS;

(iv)	interest income on mortgage loans;

(v)	interest expense on our liabilities, including the financing of the servicer advance investments;

(vi)	management fees and incentive compensation payable to our Manager;

(vii)	general and administrative expenses;

(viii)	changes in the fair value of our Excess MSRs and servicer advances; and realized gains/losses on our RMBS and mortgage loans, any impairment charges on our RMBS and mortgage loans, and gains/losses on hedges; and

(ix)	earnings (losses) from equity method investees.

For a further understanding of how we account for items (i), (ii), (iii), (iv), (viii) and (ix) listed above, please refer to “—Application of Critical Accounting Policies” above.

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

Core Earnings, page 114

11.	You state that non-capitalized deal inception costs are not part of your core operations. You also state that the costs are generally legal and valuation service costs, as well as other professional service fees, incurred when you acquire certain investments, which to date have been primarily related to investments in Excess MSRs and consumer loans. In particular, we note that you have elected to record the Excess MSRs at fair value and that you obtain “fairness opinions” at each quarter end to evaluate the reasonableness of your fair value determination of these assets. Furthermore, you disclose on page 79 that for Excess MSRs acquired during the current quarter, the fairness opinion utilized for the quarter end valuation is the opinion from the valuation at the time of acquisition. In light of the fact that these valuation procedures appear to be recurring and are part of your ongoing core operations, please further clarify why management believes that excluding valuation service costs incurred at deal inception related to the Excess MSRs from Core Earnings is appropriate.

The Company respectfully informs the Staff that valuation service costs incurred at deal inception related to Excess MSRs are not excluded from Core Earnings. Unlike other assets of the Company for which valuation services are excluded from Core Earnings, the valuation services for Excess MSRs that are performed at inception are similar in scope to the valuation services performed on a recurring basis. As a result, management agrees that valuation service costs related to Excess MSRs should be included in Core Earnings. The Company notes that these amounts have historically been insignificant.

Company Overview, page 119

12.	We note your disclosure on page 119 and elsewhere that you have the option to purchase from Nationstar approximately $3.1 billion of additional servicer advances. We also note the disclosure on your website that about $880 million of these advances have transfer limitations and potentially may not be acquired. Please revise your disclosure in the registration statement to include this information concerning the transfer limitations or advise.

In response to the Staff’s comment, the Company has expanded its disclosure on page 13 as set forth below.

Under the Purchase Agreement, the Buyer has the right, but not the obligation (the “Call Right”), to purchase from Nationstar any or all servicer advances in a par amount of $3.1 billion as of December 17, 2013 and the basic fee of the related MSRs on two pools of Non-Agency mortgage loans (the “Follow-On Transaction”). The terms of the Follow-On Transaction are anticipated to be substantially similar terms as the December Transaction, subject to the receipt of applicable consents. The Call Right expires on June 30, 2014. There can be no assurance that the Follow-On Transaction will be completed on the terms we expect or at all. The servicer advances that are subject to the Call Right cannot be purchased unless and until the related financings are repaid or renegotiated or until the related collateral is released in accordance with the terms of such financings (which would require the consent of various third parties).

Mr. Tom Kluck

Securities and Exchange Commission

February 24, 2014

* * *

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

CC:	Edward F. Petrosky

J. Gerard Cummins

Annex A

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
New Residential Investment Corp. 1345 Avenue of the Americas New York, New York 10105	155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com [ ], 2014

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SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain Federal income tax considerations in connection with the offering (the “Offering”) by New Residential Investment Corp., a Delaware corporation (“New Residential”), of shares of Common Stock, par value $0.01 per share, pursuant to a Registration Statement on Form S-11 (File No. 333-191300), including all amendments or supplements thereto, filed with the Securities and Exchange Commission (the “Registration Statement”).

We have acted as tax counsel to New Residential in connection with the preparation and filing of the Registration Statement and certain other documents. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of New Residential (the “New Residential Officers’ Certificate”) relating to, among other things, the actual and proposed operations of New Residential and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). Moreover, we are, at your request, relying on the accuracy and completeness of all information provided in (i) a certificate, dated July 18, 2012, executed by officers of FHC Property Management LLC (“FHC,” and such certificate, the “FHC Officers’ Certificate”) and (ii) a certificate, dated the date hereof, executed by officers of Newcastle Investment Corp. (“Newcastle,” and such certificate, the “Newcastle Officers’ Certificate,” and, collectively with the New Residential Officers’

New Residential Investment Corp.

[            ], 2014

Certificate and FHC Certificate, the “Officers’ Certificates”). For purposes of our opinion, we have not independently verified the facts, representations and covenants set forth in the Officers’ Certificates, the Registration Statement, or in any other document. In particular, we note that the Company, FHC, and Newcastle have engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations and the representations of Newcastle, as the case may be, that the information presented in the Officers’ Certificates, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts with respect to the matters addressed in the New Residential Officers’ Certificate and the Newcastle Officers’ Certificate, as the case may be. We have assumed that the statements, representations and covenants presented in all such documents and the Officers’ Certificates are true without regard to any qualification as to knowledge, belief, or intent. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) New Residential and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) Newcastle, and each of the entities in which it holds, or has held, a direct or indirect interest, has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Delaware, the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company or Newcastle and the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, have been formed, and (iv) each of the written agreements to which the Company or Newcastle or the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, is a party will be implemented, construed and enforced in accordance with its terms.

New Residential Investment Corp.

[            ], 2014

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to New Residential or any investment therein, other than as expressly stated herein.

Based on the foregoing, we are of the opinion that, commencing with New Residential’s initial taxable year ending on December 31, 2013, New Residential has been organized in conformity with the requirements for qualification as a real estate investment trust (“REIT”) under the Code, and its proposed method of operation, as disclosed in the Registration Statement, will enable it to meet the requirements for qualification and taxation as a REIT.

As noted in the Registration Statement, New Residential’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of New Residential’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

In addition, and as noted in the Registration Statement, New Residential’s ability to qualify as a REIT under the Code depends on Newcastle’s continued qualification as a REIT for the 2013 and, potentially, 2014 taxable years. Concurrently herewith, we have issued an opinion to Newcastle to the effect that, commencing with Newcastle’s initial taxable year ending December 31, 2002, Newcastle has been organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation through the date hereof has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT (the “Newcastle Opinion”). It should be noted that the Newcastle Opinion is based on the assumptions described therein, the Newcastle Officers’ Certificate and the

New Residential Investment Corp.

[            ], 2014

FHC Officers’ Certificate. Additionally, Newcastle’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. No assurance can be given as to whether the actual results of Newcastle’s operation for any one taxable year will enable it to qualify as a REIT under the Code, nor can any assurance be given that a failure of Newcastle to qualify as a REIT under the Code will not prevent New Residential from qualifying as a REIT under the Code. Accordingly, we have assumed for purposes of this opinion that Newcastle will qualify as a REIT under the Code for the 2013 and 2014 taxable years.

This opinion has been prepared for you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Operational and Regulatory Structure,” “Risk Factors,” and “U.S. Federal Income Tax Considerations,” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,